D.A. DAVIDSON & CO.

Statements of Financial Condition
As of September 30, 2018 and 2017

Assets	2018	2017
Cash and cash equivalents	$ 105,392,599	$ 93,345,433
Cash segregated under federal regulations	4,995,898	4,995,898
Securities purchased under agreements to resell	15,168,659	25,590,782
Receivables:		
Customers, net	155,975,555	119,684,808
Brokers, dealers and clearing organizations	39,057,529	43,394,196
Related parties	656,361	629,937
Other	12,937,860	15,318,525
Securities owned	61,511,016	78,317,888
Equipment and leasehold improvements, net	17,425,253	16,882,649
Notes receivable, net	25,371,606	15,426,258
Goodwill and intangible assets, net	8,419,559	9,311,768
Deferred tax asset, net	15,424,874	18,252,640
Other assets	18,349,238	18,693,540
Total assets	$ 480,686,007	$ 459,844,322

Liabilities and Shareholder's Equity		
Liabilities:		
Checks in advance of deposits	$ 10,588,584	$ 18,031,229
Payables:		
Customers	85,267,756	88,711,914
Brokers, dealers and clearing organizations	3,532,921	6,000,921
Related parties	6,296,380	3,949,818
Securities sold, not yet purchased	23,042,972	26,686,759
Accrued employee compensation	82,027,854	57,235,498
Income taxes payable	316,283	1,647,925
Other payables and accrued liabilities	27,155,084	25,775,390
Total liabilities	238,227,834	228,039,454
Commitments and contingencies	—	—
Shareholder's equity:		
Common stock ($0.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)	100	100
Additional paid-in capital	128,638,595	114,613,892
Retained earnings	113,819,478	117,190,876
Total shareholder's equity	242,458,173	231,804,868
Total liabilities and shareholder's equity	$ 480,686,007	$ 459,844,322

See accompanying notes to the statements of financial condition.